November 3, 2009

VIA EDGAR AND COURIER DELIVERY

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	New Generation Biofuels Holdings, Inc.
Form 8-K Item 4.01 filed October 21, 2009
File No. 1-34022

Dear Mr. Gordon:

On behalf of New Generation Biofuels Holdings, Inc. (the “Company”), this letter responds to the comments of the Securities and Exchange Commission staff (the “Staff”) in a letter dated October 27, 2009, with respect to the above-referenced Current Report on Form 8-K (File No. 1-34022), filed October 21, 2009 (the “Form 8-K”).

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses.  Where indicated, the Company has amended the Form 8-K in response to the Staff’s comments in Amendment No. 1 to the Form 8-K (the “Amendment”) that the Company is filing contemporaneously with this response letter.  We have enclosed with this response letter a marked copy of the Amendment that reflects the changes to the Form 8-K.

1.
Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  See Item 304(a)(1)(ii) of Regulation S-K.

  Response:

The Company acknowledges the Staff’s comment and has amended the disclosure accordingly.

2.
You disclose that there were no disagreements with your former accountant and there were no reportable events during the years ended December 31, 2008 and 2007 and for the subsequent interim periods through September 30, 2009.  The disclosure should state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation there were (1) any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports and (2) whether there were any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.  As such, please amend the Form 8-K to provide this disclosure through the date of resignation, which appears to be October 16, 2009.

  Response:

The Company acknowledges the staff’s comment and has amended the Form 8-K to provide the requested disclosure through the date of resignation.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

  Response:

The Company acknowledges the staff’s comment and has filed with the Amendment an updated Exhibit 16 letter from its former accountants.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (202) 637-5736.

Sincerely,

/s/ Steven M. Kaufman

Steven M. Kaufman

Enclosures

cc:           Cary J. Claiborne

VIA EDGAR AND COURIER DELIVERY

November 3, 2009

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	New Generation Biofuels Holdings, Inc. Form 8-K Item 4.01 filed October 21, 2009 File No. 1-34022

Dear Mr. Gordon:

On behalf of New Generation Biofuels Holdings, Inc. (the “Company”), I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (410) 480-8084.

Very truly yours,

/s/ Cary J. Claiborne

Cary J. Claiborne
President, Chief Executive Officer and Chief Financial Officer